

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Gary D. Tucker
Principal Financial Officer
Pilgrim's Pride Corporation
1770 Promontory Circle
Greeley, Colorado 80634

> **Re: Pilgrim's Pride Corporation**
> **Form 10-K for Fiscal Year Ended December 26, 2010**
> **Filed on February 11, 2011**
> **File No. 001-09273**

Dear Mr. Tucker:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief